July 31, 2002

Morgan Guaranty Trust Company of New York

60 Wall Street

New York, NY 10260

To whom it may concern:

By this letter, and pursuant to Section 6.02 of the Deposit Agreement dated as of 09/19/97 (the “Deposit Agreement”) among Huaneng Power International, Inc. (“Huaneng Power”), Morgan Guaranty Trust Company of New York (“Morgan Guaranty”), as Depositary, and the holders from time to time of Global Depositary Receipts issued thereunder (the “Receipt”), Huaneng Power effective 11/11/02 (the “Succession Date”), hereby removes Morgan Guaranty as Depositary under the Deposit Agreement and appoints The Bank of New York (“BNY”) as successor Depositary thereunder.  Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Deposit Agreement.  By execution of this letter by BNY in the space provided below, BNY accepts its appointment as successor Depositary under the Deposit Agreement, effective on the Succession Date, and agrees to be bound by the terms of this letter and to perform its obligations set forth herein.

In connection with this appointment and in accordance with Section 6.02 of the Deposit Agreement and in confirmation of the provisions of the foregoing paragraph, Huaneng Power directs Morgan Guaranty to transfer to BNY all of Morgan Guaranty’s rights and powers under the Deposit Agreement, to duly assign, transfer, and deliver all right, title, and interest in the Deposited Securities to BNY, and to delivery to BNY a list of the Holders of all American Depositary Receipts on the books for the registration of transfer thereof maintained by Morgan Guaranty effective on the Succession Date.  By execution of this letter by Morgan Guaranty in the space provided below, Morgan Guaranty effects such assignment and transfer and agrees to effect such deliveries.

By this letter and pursuant to Section 6.02 of the Deposit Agreement, Huaneng Power and BNY remove Morgan Guaranty as registrar for the registry of Receipts or American Depositary Shares evidenced thereby on any stock exchanges or securities markets in the United States, effective on the Succession Date and BNY hereby agrees to act as substitute registrar effective on the Succession Date.

By separate letter, BNY will provide you with the first request for information in order to ensure a smooth transition for our ADR holders.  Effective on the Succession Date, Morgan Guaranty’s custodian, acting as agent for Morgan Guaranty as the original Depositary, shall cease to act as Custodian and Custodian or Custodians appointed by BNY shall become the substitute Custodian.  BNY will be in contact with you and your current Custodian regarding delivery of the Deposited Securities and any relevant records to the substitute Custodian.

In accordance with Section 6.02, BNY will promptly mail notice of its appointment and of the appointment of the substitute Custodian to the record holders of Receipts in the manner provided in Section 6.02, and accordingly will be in further touch with you for these purpose.

BNY will absorb your reasonable out-of-pocket expenses in connection with the transition.  We understand that you will not, and by Morgan Guaranty’s execution of this letter, Morgan Guaranty confirms that it will not charge Huaneng Power or any Holder any fees or any additional expense or other charges associated with this change of Depositaries.

Please execute both of the enclosed copies of this letter in the same provided below and return them to me.

We look forward to your cooperation in this matter.

Yours sincerely,

Huaneng Power International, Inc.

By: /s/ Huang Long

Name: Huang Long

The Bank of New York

By: /s/ Timothy F. Keaney

Name: Timothy F. Keaney

Title: Managing Director

Morgan Guaranty Trust Company of New York

By: ______________________

Name:

Title: